Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)
ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED
31 DECEMBER 2009
CHAIRMAN’S STATEMENT
The year 2009 was the most difficult year for economic development in China after embarking on the century. The deep recession of the global economy at the beginning of the year substantially impacted on the Chinese economy. With timely stimulus measures implemented by the Chinese government, the Chinese economy became one of the first to recover. Facing complex and volatile external operating environment, the Company adhered to the guidelines laid down by the scientific concept of development and the overall strategy of ‘seeking stable growth, improving profitability through business restructuring, deepening reforms and strengthening internal control’. The Company strived to turn challenges into opportunities, overcame various difficulties, and achieved stable and healthy business development.
In accordance with the regulations of the Company’s onshore and offshore listed jurisdictions, starting from the Reporting Period, accounting policy changes were made to the Company’s onshore financial report, and the International Financial Reporting Standards were adopted for its offshore financial report. During the Reporting Period, the Company’s total revenues reached RMB339,290 million, up 13.0% year-on-year. Net profit attributable to shareholders of the Company was RMB32,881 million, up 71.8% year-on-year, and earnings per share (basic and diluted) were RMB1.16. As at the end of the Reporting Period, the Company’s total assets reached RMB1,226,257 million, up 24.2% from 2008. The Company’s embedded value was RMB285,229 million, up 18.8% from 2008. The Company’s market share1 in 2009 was approximately 36.2%, maintaining its leading position in the life insurance market of China.
The Board of Directors of the Company recommended the payment of a final dividend of RMB0.70 per share. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Friday, 4 June 2010.

[1]	According to the premiums data of life insurance companies released by the China Insurance Regulatory Commission

Commission File Number 001-31914
The Company was named in ‘Forbes Global 2000’ for the sixth consecutive year, ranking No. 72. China Life was named in ‘Fortune Global 500’ for the seventh consecutive year, ranking No. 133. The ‘China Life’ brand was named in the World Brand Lab’s ‘The World’s 500 Most Influential Brands’ for the third consecutive year. The Company’s comprehensive strength and brand value have been enhanced.
Review of 2009
The Company strived to seek growth while maintaining steady and healthy business performance. It focused on adjusting its business structure to enhance business profitability and achieved significant progress. For the Reporting Period, the Company’s net premiums earned reached RMB275,077 million, up 3.7% year-on-year. The percentage of first-year regular premiums in first-year long-term premiums increased to 25.42% in 2009 from 21.39% in 2008, and the percentage of first-year regular premiums with payment duration of 10 years or longer increased from 38.32% of first-year regular premiums to 49.71%. The percentage of accident insurance premiums in short-term insurance premiums increased to 50.31% in 2009 from 47.19% in 2008. Renewal premiums became a stronger driver for growth, with renewal premiums growing by 21.3% when compared to 2008, and the proportion of renewal premiums in gross written premiums increased to 38.20% in 2009 from 32.72% in 2008. The new business value increased significantly to RMB17,713 million, up 27.2% from 2008. Underwriting quality of the Company was further enhanced, with the Policy Persistency Rate (14 months and 26 months)2 reaching 93.66% and 87.44%, respectively.
In order to effectively respond to the changes in the capital markets, the Company adopted a proactive and prudent investment strategy with an optimized investment portfolio and a properly adjusted investment structure. The Company reduced its scale of investment in bonds and increased the proportion of equity investments, which helped the Company achieve satisfactory investment results. As at the end of the Reporting Period, the Company’s investment assets3 reached RMB1,172,145 million, up 25.0% from 2008. The proportion of debt securities decreased from 61.43% in 2008 to 49.68% in 2009, while the proportion of equity securities increased from 8.01% to 15.31%. For the Reporting Period, the Company’s gross investment yield4 was 5.78%. Moreover, the Company seized strategic investment opportunities in the capital markets through its successful bid for the China Construction Bank’s H shares sold by Bank of America, and its investments in Sino-Ocean Land Holdings Limited and the Bank of Hangzhou.

[2]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[3]	Investment assets = Cash and cash equivalents + Securities at fair value through income + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted

[4]	Gross investment yield = (Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/ (losses) on assets at fair value through income — Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

Commission File Number 001-31914
The Company strengthened the centralized management at a provincial level of its exclusive individual agent channel, which effectively enhanced management efficiency and resulted in significant improvements in key performance indicators such as per agent productivity for first year regular premiums with payment duration of 10 years or longer. The group insurance channel intensified its efforts to expand the business from large accounts and large-scale projects while concentrating on underwriting short-term insurance business, resulting in further strengthening of the Company’s market position. The Company focused on improving the operating capability of its bancassurance outlets by changing sales practices and improving sales techniques, and has accomplished significant progress in making structural adjustments and increasing regular premiums from this sales channel. As at the end of the Reporting Period, the Company had approximately 777,000 exclusive agents, an increase of 61,000 from 2008, and 12,700 direct sales representatives. The number of intermediary bancassurance outlets reached 97,000, with 28,000 client service managers and 14,000 financial advisors.
The Company consolidated its insurance application forms and documents to further streamline the application procedures. It also standardised customer service center services and launched self-service systems. These measures substantially enhanced its business processing efficiency. The Company further highlighted the value of its ‘China Life 1+N’ service by leveraging on the China Life Crane Card platform and a series of ‘Joint Hands’ activities, achieving breakthroughs in customer service, sales promotion, and the Company’s overall operating capabilities. The Company has also made progress in the construction of its Beijing Research and Development Centre and its Shanghai Data Centre, optimizing the research and development system and the operation supporting system and strengthening the role of information technology in business management.
In order to further enhance its risk management and internal control procedures, the Company has established and implemented the “Risk Alert System and Hierarchy Management Rules”, enhancing its supervision, evaluation and management of major risks. These measures helped the Company to perfect its comprehensive risk management system. The Company has completed the strategic layout of six regional audit centers (including Beijing), to further implement off-site auditing and special-purpose auditing on the Company’s key operation and management issues such as the execution capabilities and internal control rectifications. The Company continued to host ‘Integrity Comes First’ activities, and named 16 September as its ‘9•16 Integrity and Compliance Day’. It also launched credit assessments on its exclusive individual agents, innovated the method for monitoring sales risks, and established the sales risk monitoring system.
Corporate Governance
In 2009, the Company successfully completed the election of a new session of the Board of Directors and the Supervisory Committee, and the third sessions of the Board of Directors and the Supervisory Committee were formed. Mr. Sun Changji and Mr. Bruce Douglas Moore have joined the new session of the Board of Directors, and Mr. Shi Xiangming and Mr. Wang Xu have joined the new session of the Supervisory Committee. The Company believes that the new session of the Board of Directors and the Supervisory Committee will continue to play a role in making decisions in relation to and the supervision of the Company’s strategic plans, risk management, internal control and compliance as well as performance appraisals. Meanwhile, the Company expresses its heartfelt gratitude for the significant contribution to the Company’s development by its former Directors Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung, and the former supervisors Mr. Wu Weimin and Mr. Qing Ge.

Commission File Number 001-31914
Corporate Social Responsibility
The Company expanded the geographical coverage of its micro-insurance products to rural areas of 19 provinces and municipalities, and the total number of people covered by these products have reached 8.5 million, creating the so-called ‘Chinese Model of Micro-insurance’ recognized by the insurance industry worldwide. The New Village Cooperative Medical Insurance Scheme has been expanded to 17 provinces and municipalities, and the Basic Medical Insurance Program for urban and township residents has been launched in 9 provinces and municipalities, covering altogether 29 million residents. The Company has also proactively participated in the pilot project of the new rural pension insurance to improve the pension coverage for rural residents. The Company donated funds to construct 15 China Life Fraternity Schools in earthquake-stricken areas, including Sichuan, Gansu, Shaanxi and Chongqing. The Company has held a series of activities under the ‘China Life Earthquake-stricken Orphan Support Plan’, including the scheme for one-on-one assistance of orphans by China Life staff, and the hosting of the ‘China Life Summer Camp’. Through the China Life Charity Foundation, the Company also donated RMB10 million to the Taiwan Region, which was seriously stricken by Typhoon Morakot.
Outlook
The Company will be confronted with a complicated business environment in 2010. Although the macro economic and financial environment has been recovering, economic operations have not improved on a fundamental level. With the increased flexibility in the macro-economic control policies, the existence of inflation expectations and intensifying competition in the market, the Company will continue to experience pressure in terms of business development and asset management. The implementation of new Insurance Law and related regulations will further regulate market competition and result in healthy development of the insurance industry.
In 2010, the Company will continue to follow the development strategy of the ‘Four Insistences’ to enhance its sustainable development capabilities and solidify its market leading position. Furthermore, the Company will continue to implement its proactive competition strategy, and promote business infrastructural build-up as an important step to change the mode of and strengthen the foundation for business development. The Company will actively seize upon investment opportunities by optimizing asset allocation and flexibly adjusting its investment strategies to enhance investment return. The Company will also strengthen risk control and internal management, and effectively control operating costs. By accelerating adjustments in business structure, strengthening business infrastructure, and continually transforming its mode of development, the Company is proactively exploring a distinct development path with China Life characteristics, which will steadily lead the Company to the goal of being a first-class international life insurance company.

Commission File Number 001-31914
MANAGEMENT DISCUSSION AND ANALYSIS5
I.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1.	Total Revenues

	RMB million
For the year ended 31 December	2009	2008

Net premiums earned	275,077	265,177
Individual life insurance business	261,694	252,113
Group life insurance business	189	339
Short-term insurance business	13,194	12,725
Investment income	38,890	44,946
Net realised gains/(losses) on financial assets	21,244	(5,964)
Debt securities	3,346	2,445
Equity securities	17,898	(8,409)
Net fair value gains/(losses) on assets at fair value through income	1,449	(7,194)
Debt securities	(277)	300
Equity securities	1,726	(7,494)
Other income	2,630	3,420

Total	339,290	300,385

Net Premiums Earned
During the Reporting Period, net premiums earned were RMB275,077 million, a 3.7% increase from 2008. This was primarily due to an increase in insurance business volume.
(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 3.8% from 2008. This was primarily due to the adjustment of our insurance business structure.

(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business decreased by 44.2% from 2008. This was primarily due to the adjustment of our group annuity business development strategies.

[5]	Unless otherwise specified, financial results of the year ended 31 December 2008 are adjusted for the first-time adoption of IFRS.

Commission File Number 001-31914
(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 3.7% from 2008. This was primarily due to our increased development efforts for short-term insurance business.
Investment Income

	RMB million
For the year ended 31 December	2009	2008

Investment income from securities at fair value through income	335	902
Investment income from available-for-sale securities	16,688	22,636
Investment income from held-to-maturity securities	9,882	9,245
Investment income from term deposits	10,805	11,378
Investment income from loans	1,172	696
Other investment income	8	89

Total	38,890	44,946

(1)	Investment Income from Securities at Fair Value through Income

During the Reporting Period, investment income from securities at fair value through income decreased by 62.9% from 2008. This was primarily due to a decrease in the total volume of securities at fair value through income and a decrease of dividends from securities investment funds.

(2)	Investment Income from Available-for-sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 26.3% from 2008. This was primarily due to a decrease of dividends from securities investment funds.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 6.9% from 2008. This was primarily due to an increase in interest income resulting from favorable structural adjustment of our investment in debt securities.

(4)	Investment Income from Term Deposits

During the Reporting Period, investment income from term deposits decreased by 5.0% from 2008. This was primarily due to a decrease in interest income from deposits resulting from a decrease of interest rate.

Commission File Number 001-31914
(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 68.4% from 2008. This was primarily due to an increase in interest income from investment in the bonds investment plan.
Net Realised Gains/(Losses) on Financial Assets
(1)	Debt Securities

During the Reporting Period, net realised gains/(losses) on financial assets from debt securities increased by 36.9% from 2008. This was primarily due to an increase in income from the buy-sale price differential in the trading of debt securities resulting from our adjustment of debt investment strategies by taking advantage of market opportunities.

(2)	Equity Securities

During the Reporting Period, the change of net realised gains/(losses) on financial assets from equity securities was primarily due to an increase in income from the buy-sale price differential in the trading of stocks and fund interests by taking advantage of favorable stock market conditions and a decrease in assets impairment.
Net Fair Value Gains/(Losses) on Assets at Fair Value through Income
(1)	Debt Securities

During the Reporting Period, the change of net fair value gains/(losses) on assets at fair value through income from debt securities was primarily due to a decrease of the market value of held-for-trading debt securities resulting from unfavorable market conditions in the debt market.

(2)	Equity Securities

During the Reporting Period, the change of net fair value gains/(losses) on assets at fair value through income from equity securities was primarily due to an increase of unrealised profits from stocks and fund interests resulting from favorable market conditions in the equity market.
Other Income
During the Reporting Period, other income decreased by 23.1% from 2008. This was primarily due to a decrease in income from investment contracts management fees.

Commission File Number 001-31914
2.	Benefits, Claims and Expenses

	RMB million
For the year ended 31 December	2009	2008

Insurance benefits and claims
Individual life insurance business	228,968	223,805
Group life insurance business	262	503
Short-term insurance business	7,808	7,641
Investment contracts benefits	2,142	1,931
Policyholder dividends resulting from participation in profits	14,487	1,671
Underwriting and policy acquisition costs	22,936	24,200
Administrative expenses	18,719	16,652
Other operating expenses	2,390	3,409
Statutory insurance fund	537	558

Total	298,249	280,370

Insurance Benefits and Claims
(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to individual life insurance business increased by 2.3% from 2008. This was primarily due to an increase in business volume and the accumulation of liabilities.

(2)	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to group life insurance business decreased by 47.9% from 2008. This was primarily due to a decrease of the volume of the group business resulting from adjustment of the product structure.

(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims attributable to short-term insurance business increased by 2.2% from 2008. This was primarily due to an increase in business volume.
Investment Contracts Benefits
During the Reporting Period, investment contracts benefits increased by 10.9% from 2008. This was primarily due to an increase in average account balance resulting from the increased volume of investment contracts business.

Commission File Number 001-31914
Policyholder Dividends Resulting from Participation in Profits
During the Reporting Period, policyholder dividends resulting from participation in profits increased by 767.0% from 2008. This was primarily due to an increase in investment yield for participating products.
Underwriting and Policy Acquisition Costs
During the Reporting Period, underwriting and policy acquisition costs decreased by 5.2% from 2008. This was primarily due to the adjustment of our product structure and improvements in our sales approach.
Administrative Expenses
During the Reporting Period, administrative expenses increased by 12.4% from 2008. This was primarily due to business development and increased market competition.
Other Operating Expenses
During the Reporting Period, other operating expenses decreased by 29.9% from 2008. This was primarily due to a decrease in foreign exchange losses resulting from a relatively stable interest rate.
3.	Profit before Income Tax

	RMB million
For the year ended 31 December	2009	2008

Individual life insurance business	39,769	19,075
Group life insurance business	467	81
Short-term insurance business	420	596
Other	1,089	207

Total	41,745	19,959

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business increased by 108.5% from 2008. This was primarily due to an increase in investment yield resulting from favorable capital market conditions.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 476.5% from 2008. This was primarily due to adjustments in the group business structure and an increase in investment yield resulting from favorable capital market conditions.

Commission File Number 001-31914
(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short- term insurance business decreased by 29.5% from 2008. This was primarily due to the heightened intensity of market competition.
4.	Income Tax
During the Reporting Period, income tax of the Company was RMB8,709 million, a 1,171.4% increase from 2008. This was primarily due to an increase in profit before income tax and a decrease in non-taxable income. Our effective tax rate for 2009 was 20.86%.
5.	Net Profit
During the Reporting Period, net profit attributable to shareholders of the Company was RMB32,881 million, a 71.8% increase from 2008. This was primarily due to an increase in investment yield resulting from favorable capital market conditions.
II.	ANALYSIS OF MAJOR BALANCE SHEET ITEMS
1.	Major Assets

	RMB million
	As at 31	As at 31
	December	December
	2009	2008

Investment assets	1,172,145	937,403
Term deposits	344,983	228,272
Held-to-maturity securities	235,099	211,929
Available-for-sale securities	517,499	424,939
Securities at fair value through income	9,133	14,099
Cash and cash equivalents	36,197	34,085
Loans	23,081	17,926
Statutory deposits — restricted	6,153	6,153
Other assets	54,112	50,090

Total	1,226,257	987,493

Commission File Number 001-31914
Term Deposits
As at the end of the Reporting Period, term deposits increased by 51.1% from 2008. This was primarily due to our increased efforts for investment in negotiated deposits with floating interest rates.
Held-to-Maturity Securities
As at the end of the Reporting Period, held-to-maturity securities increased by 10.9% from 2008. This was primarily due to an increase in our total investment assets.
Available-for-Sale Securities
As at the end of the Reporting Period, available-for-sale securities increased by 21.8% from 2008. This was primarily due to an increase in our total investment assets.
Securities at Fair Value Through Income
As at the end of the Reporting Period, securities at fair value through income decreased by 35.2% from 2008. This was primarily due to a decrease of the volume of held-for-trading fund interests.
Cash and Cash Equivalents
As at the end of the Reporting Period, cash and cash equivalents increased by 6.2% from 2008. This was primarily due to an increase in the total investment assets and the asset allocation demand.
Loans
As at the end of the Reporting Period, loans increased by 28.8% from 2008. This was primarily due to an increase in the demand of policy loans.

Commission File Number 001-31914
As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 31		As at 31
	December 2009		December 2008
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	36,197	3.09%	34,085	3.64%
Term deposits	344,983	29.43%	228,272	24.35%
Bonds	582,315	49.68%	575,885	61.43%
Funds	76,367	6.52%	33,953	3.62%
Common stocks	103,038	8.79%	41,124	4.39%
Other investment form	29,245	2.49%	24,084	2.57%

Total	1,172,145	100%	937,403	100%

2.	Major Liabilities

	RMB million
	As at 31	As at 31
	December	December
	2009	2008

Liabilities of insurance contracts	818,164	662,865
Financial liabilities	100,879	76,453
Investment contracts	67,326	65,063
Securities sold under agreements to repurchase	33,553	11,390
Policyholder dividends payable	54,587	43,178
Annuity and other insurance balances payable	5,721	4,980
Deferred tax liabilities	16,361	10,344
Other liabilities	17,769	14,802

Total	1,013,481	812,622

Liabilities of Insurance Contracts
As at the end of the Reporting Period, liabilities of insurance contracts increased by 23.4% from 2008. This was primarily due to an increase in business volume and the accumulation of liabilities.

Commission File Number 001-31914
Financial Liabilities
As at the end of the Reporting Period, financial liabilities increased by 31.9% from 2008. This was primarily due to an increase of securities sold under agreements to repurchase.
Policyholder Dividends Payable
As at the end of the Reporting Period, policyholder dividends payable increased by 26.4% from 2008. This was primarily due to an increase in investment yield for participating products and an increase in unrealised profit of financial assets (available-for-sale securities).
Annuity and Other Insurance Balances Payable
As at the end of the Reporting Period, annuity and other insurance balances payable increased by 14.9% from 2008. This was primarily due to the accumulation of liabilities.
Deferred Tax Liabilities
As at the end of the Reporting Period, deferred tax liabilities increased by 58.2% from 2008. This was primarily due to an increase in unrealised profit of financial assets (available-for-sale securities).
3.	Shareholders’ Equity
As at the end of the Reporting Period, shareholders’ equity was RMB 211,072 million, a 21.3% increase from 2008. This increase was primarily due to an increase in business volume and investment yield.
III.	ANALYSIS OF CASH FLOW
1.	Liquidity Sources
Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.
Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB36,197 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB344,983 million.

Commission File Number 001-31914
Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB582,885 million, while investments in equity securities had a fair value of RMB179,405 million. The Company is also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.
2.	Liquidity Uses
Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.
We believe that our sources of liquidity are sufficient to meet our current cash requirements.
3.	Consolidated Cash Flows

	RMB million
For the year ended 31 December	2009	2008

Net cash provided by operating activities	149,700	126,077
Net cash used in investment activities	(163,751)	(115,910)
Net cash provided/used by financing activities	16,167	(1,111)
Foreign currency losses on cash and cash equivalents	(4)	(288)

Net increase of cash and cash equivalents	2,112	8,768

During the Reporting Period, net cash provided by operating activities increased by 18.7% from 2008. This was primarily due to an increase of written premiums and a decrease of claims payments. Net cash used in investment activities increased by 41.3% from 2008. This was primarily due to an increase in total investment assets and investment arrangements. The change of net cash provided by financing activities was primarily due to the Company’s demand of assets allocation and cash assets management.

Commission File Number 001-31914
IV.	SOLVENCY RATIO
The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as of 31 December 2009:

	RMB million
	As at 31	As at 31
	December	December
	2009	2008

Actual capital	147,119	124,561
Minimum capital	48,459	40,154
Solvency ratio	303.59%	310.21%
The decrease of our solvency ratio was primarily due to an increase in the minimum capital requirement resulting from our business development.

Commission File Number 001-31914
ANNUAL RESULTS6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME — AUDITED
For the year ended 31 December

	Note	2009	2008
		RMB million	RMB million

REVENUES
Gross written premiums		275,970	265,656
Less: premiums ceded to reinsurers		(158)	(156)

Net written premiums		275,812	265,500
Net change in unearned premium reserves		(735)	(323)

Net premiums earned		275,077	265,177

Investment income	1	38,890	44,946
Net realised gains/(losses) on financial assets	2	21,244	(5,964)
Net fair value gains/(losses) on assets at fair value through income	3	1,449	(7,194)
Other income		2,630	3,420

Total revenues		339,290	300,385

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	4	(74,858)	(89,659)
Accident and health claims and claim adjustment expenses	4	(7,808)	(7,641)
Increase in insurance contracts liabilities	4	(154,372)	(134,649)
Investment contract benefits	5	(2,142)	(1,931)
Policyholder dividends resulting from participation in profits		(14,487)	(1,671)
Underwriting and policy acquisition costs		(22,936)	(24,200)
Administrative expenses		(18,719)	(16,652)
Other operating expenses		(2,390)	(3,409)
Statutory insurance fund		(537)	(558)

Total benefits, claims and expenses		(298,249)	(280,370)

Share of results of associates	6	704	(56)
Net profit before income tax expenses	7	41,745	19,959
Income tax expenses	8	(8,709)	(685)

Net profit		33,036	19,274

Attributable to:
— shareholders of the Company		32,881	19,137
— minority interests		155	137

Basic and diluted earnings per share	9	1.16	0.68

[6]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part

Commission File Number 001-31914
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME — AUDITED (Continued)
For the year ended 31 December

	Note	2009	2008
		RMB million	RMB million

Other comprehensive income/(loss)
Available-for-sale financial assets
Arising from available-for-sale securities		39,470	(61,622)
Reclassification adjustment for gains included in profit or loss		(21,040)	4,878
Impact from available-for-sale securities on other assets and liabilities		(3,999)	11,702
Share of other comprehensive income/(loss) of associates		(70)	291
Others		—	(3)
Income tax relating to components of other comprehensive income/(loss)	8	(3,607)	11,260

Other comprehensive income/(loss) for the year		10,754	(33,494)

Total comprehensive income/(loss) for the year		43,790	(14,220)

Attributable to:
— shareholders of the Company		43,626	(14,316)
— minority interests		164	96

Commission File Number 001-31914
Note:
1	INVESTMENT INCOME

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Debt securities	23,759	22,690
— held-to-maturity securities	9,882	9,245
— available-for-sale securities	13,580	13,074
— at fair value through income	297	371
Equity securities	3,146	10,093
— available-for-sale securities	3,108	9,563
— at fair value through income	38	530
Bank deposits	10,805	11,378
Loans	1,172	696
Securities purchased under agreements to resell	8	89

Total	38,890	44,946

Included in investment income is interest income of RMB 35,744 million (2008: RMB 34,853 million) using the effective interest method.
The investment income from listed and unlisted investment for the year ended 31 December 2009 are RMB 3,422 million (2008: RMB 10,103 million) and RMB 23,483 million (2008: RMB 22,680 million) respectively.
2	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Debt securities
Net realised gains	3,146	422
Impairments	200	2,023

Subtotal	3,346	2,445

Equity securities
Net realised gains	20,248	7,335
Impairments	(2,350)	(15,744)

Subtotal	17,898	(8,409)

Total	21,244	(5,964)

Commission File Number 001-31914
Net realised gains/(losses) on financial assets are from available-for-sale securities.
During the year ended 31 December 2009, the Company recognized impairment expense of RMB 2,350 million (2008: RMB 15,744 million) of available for sale securities for which the Company determined that objective impairment evidence of impairment existed.
As at the end of 31 December 2008, the Company held RMB 400 million available for sale securities, entrusted to Minfa, which had been impaired entirely due to Minfa’s bankruptcy. During the year, Minfa’s bankruptcy administrator according to the Fuzhou Intermediate People’s Court’s final resolution ([2008] No.2-7) dated 31 December 2009 granted the Company certain listed shares with total fair value of RMB 200 million as of 31 December 2009 as a first distribution. Consequently the Company has reversed RMB 200 million impaired losses. The Company has completed the ownership registration of these listed shares on 11 January 2010.
During the year ended 31 December 2008, RMB 2,023 million of previously recognized impairment losses relating to certain available for sale debt securities decreased. This decrease related objectively to certain events occurring after the impairment was recognized and as such the previously recognized impairment loss was reversed.
3	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME

	For the year ended 31 December
	2009	2008
	RMB million	RMB million
Debt securities	(277)	300
Equity securities	1,726	(7,494)

Total	1,449	(7,194)

4	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2009
Life insurance death and other benefits	74,876	(18)	74,858
Accident and health claims and claim adjustment expenses	7,909	(101)	7,808
Increase in insurance contracts	154,374	(2)	154,372

Total insurance benefits and claims	237,159	(121)	237,038

For the year ended 31 December 2008
Life insurance death and other benefits	89,677	(18)	89,659
Accident and health claims and claim adjustment expenses	7,703	(62)	7,641
Increase in insurance contracts	134,690	(41)	134,649

Total insurance benefits and claims	232,070	(121)	231,949

Commission File Number 001-31914
5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

6	INVESTMENTS IN ASSOCIATES

	Group
	2009	2008
	RMB million	RMB million

As at 1 January	7,891	6,449
Additional capital contribution to China Life Property & Casualty Insurance Company Limited (“CLP&C”)	—	1,200
Investment in China Life Insurance Brokers (“CIB”)	—	7
Share of results	704	(56)
Other equity movements	(70)	291
Dividend received	(55)	—

As at 31 December	8,470	7,891

The group’s share in investment its associates, all of which are unlisted, is as follows:
Assets and liabilities of associates

	Country of	Interest
Name	incorporation	held	Assets	Liabilities
			RMB million	RMB million

Guangdong Development Bank (“GDB”)	PRC	20%	90,584	84,419
CLP&C	PRC	40%	641	357

Total as at 1 January 2008			91,225	84,776

GDB	PRC	20%	112,252	105,283
CLP&C	PRC	40%	3,595	2,680
CIB	PRC	49%	7	—

Total as at 31 December 2008			115,854	107,963

GDB	PRC	20%	136,344	128,859
CLP&C	PRC	40%	4,855	3,876
CIB	PRC	49%	6	—

Total as at 31 December 2009			141,205	132,735

Commission File Number 001-31914
Revenues and profit/(loss) of associates

Name	Revenue	Profit/(Loss)
	RMB million	RMB million

GDB	3,542	559
CLP&C	1,273	(615)
CIB	—	—

Total for the year ended 31 December 2008	4,815	(56)

GDB	3,023	673
CLP&C	2,946	32
CIB	—	(1)

Total for the year ended 31 December 2009	5,969	704

As at 1 January	7,278	6,071
Additional capital contribution to CLP&C	—	1,200
Investment in CIB	—	7

As at 31 December	7,278	7,278

7	NET PROFIT BEFORE INCOME TAX EXPENSES
Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Employee salary and welfare cost	7,773	5,089
Housing benefits	472	336
Contribution to the defined contribution pension plan	1,182	873
Depreciation and amortisation	1,560	1,358
Interest expenses on securities sold under the agreements to repurchase	111	438
Exchange loss	28	907
Auditor’s remuneration	71	64

Commission File Number 001-31914
8	TAXATION
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.
(a)	The amount of taxation charged to the net profit represents

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Current taxation — Enterprise income tax	6,299	2,078
Deferred taxation	2,410	(1,393)

Taxation charges	8,709	685

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2008: 25%) is as follows:

		For the year ended 31 December
		2009	2008
		RMB million	RMB million

Net profit before income tax expenses		41,745	19,959

Tax computed at the statutory tax rate		10,436	4,990
Non-taxable income	(i)	(2,627)	(4,524)
Additional tax liability from expenses not deductible for tax purposes	(i)	520	196
Unused tax losses		25	23
Other		355	—

Income taxes at effective tax rate		8,709	685

(i)	Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

Commission File Number 001-31914
(c)	The movement in deferred tax assets and liabilities during the year is as follows:

As at 31 December 2009, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

Deferred tax
Group	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2008	(2,372)	(20,625)	—	(22,997)
(Charged)/credited to net profit	(4,154)	4,966	581	1,393
(Charged)/credited to other comprehensive income	(2,926)	14,186	—	11,260
— Available-for-sale financial assets	—	14,186	—	14,186
— Others	(2,926)	—	—	(2,926)

As at 31 December 2008	(9,452)	(1,473)	581	(10,344)

As at 1 January 2009	(9,452)	(1,473)	581	(10,344)
(Charged)/credited to net profit	(79)	(2,404)	73	(2,410)
(Charged)/credited to other comprehensive income	1,000	(4,607)	—	(3,607)
— Available-for-sale financial assets	—	(4,607)	—	(4,607)
— Others	1,000	—	—	1,000

As at 31 December 2009	(8,531)	(8,484)	654	(16,361)

(i)	The deferred tax arising from the insurance is mainly related to the temporary difference of short duration insurance contracts liabilities, policyholder dividend payables and impacts of adoption of MoF new guidance;

(ii)	The deferred tax arising from the investments is mainly related to the temporary difference of unrealised gains/(losses) of available for sales securities and securities at fair value through income;

(iii)	The deferred tax arising from others is mainly related to the temporary difference of employee salary and welfare cost payables.

Commission File Number 001-31914
Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Deferred tax assets:
— deferred tax assets to be recovered after more than 12 months	6,063	7,115	7,276
— deferred tax assets to be recovered within 12 months	592	540	1,046

Subtotal	6,655	7,655	8,322

Deferred tax liabilities:
— deferred tax liabilities to be settled after more than 12 months	(22,668)	(17,651)	(31,023)
— deferred tax liabilities to be settled within 12 months	(348)	(348)	(296)

Subtotal	(23,016)	(17,999)	(31,319)

Total net deferred income tax liabilities	(16,361)	(10,344)	(22,997)

Deferred tax
Company	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million

As at 1 January 2008	(2,372)	(20,582)	—	(22,954)
(Charged)/credited to net profit	(4,154)	4,957	561	1,364
(Charged)/credited to other comprehensive income	(2,926)	14,165	—	11,239
— Available-for-sale financial assets	—	14,165	—	14,165
— Others	(2,926)	—	—	(2,926)

As at 31 December 2008	(9,452)	(1,460)	561	(10,351)

As at 1 January 2009	(9,452)	(1,460)	561	(10,351)
(Charged)/credited to net profit	(79)	(2,398)	49	(2,428)
(Charged)/credited to other comprehensive income	1,000	(4,598)	—	(3,598)
— Available-for-sale financial assets	—	(4,598)	—	(4,598)
— Others	1,000	—	—	1,000

As at 31 December 2009	(8,531)	(8,456)	610	(16,377)

Commission File Number 001-31914
Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Deferred tax assets:
— deferred tax asset to be recovered after more than 12 months	6,020	7,091	7,277
— deferred tax asset to be recovered within 12 months	592	540	1,046

Subtotal	6,612	7,631	8,323

Deferred tax liabilities:
— deferred tax liabilities to be settled after more than 12 months	(22,641)	(17,634)	(30,981)
— deferred tax liabilities to be settled within 12 months	(348)	(348)	(296)

Subtotal	(22,989)	(17,982)	(31,277)

Total net deferred income tax liabilities	(16,377)	(10,351)	(22,954)

9	EARNINGS PER SHARE
There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2009 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2008: 28,264,705,000).

Commission File Number 001-31914
CONSOLIDATED STATEMENT OF FINANCIAL POSITION-AUDITED

	As at 31	As at 31	As at 1
	December	December	January
	2009	2008	2008
	RMB million	RMB million	RMB million

ASSETS
Property, plant and equipment	17,467	16,720	15,506
Investments in associates	8,470	7,891	6,449
Financial assets
Held-to-maturity securities	235,099	211,929	195,703
Loans	23,081	17,926	7,144
Term deposits	344,983	228,272	168,594
Statutory deposits-restricted	6,153	6,153	5,773
Available-for-sale securities	517,499	424,939	417,515
Securities at fair value through income	9,133	14,099	25,110
Securities purchased under agreements to resell	—	—	5,053
Accrued investment income	14,208	13,149	9,857
Premiums receivable	6,818	6,433	6,218
Reinsurance assets	832	940	1,111
Other assets	6,317	4,957	4,990
Cash and cash equivalents	36,197	34,085	25,317

Total Assets	1,226,257	987,493	894,340

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	818,164	662,865	527,507
Financial liabilities
Investment contracts	67,326	65,063	53,424
Securities sold under agreements to repurchase	33,553	11,390	100
Policyholder dividends payable	54,587	43,178	64,473
Annuity and other insurance balances payable	5,721	4,980	4,059
Premiums received in advance	1,804	1,811	2,201
Other liabilities	11,978	11,057	10,135
Deferred tax liabilities	16,361	10,344	22,997
Current income tax liabilities	3,850	1,668	8,312
Statutory insurance fund	137	266	122

Total liabilities	1,013,481	812,622	693,330

Shareholders’ equity
Share capital	28,265	28,265	28,265
Reserves	102,787	84,447	111,276
Retained earnings	80,020	61,235	60,593

Total shareholders’ equity	211,072	173,947	200,134

Minority interests	1,704	924	876

Total equity	212,776	174,871	201,010

Total liabilities and equity	1,226,257	987,493	894,340

Commission File Number 001-31914
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — AUDITED

	Attributable to shareholders
	of the Company
			Retained	Minority
	Share capital	Reserves	earnings	Interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2008	28,265	111,276	60,593	876	201,010
Net profit	—	—	19,137	137	19,274
Other comprehensive loss for the year	—	(33,453)	—	(41)	(33,494)

Total comprehensive income/(loss)	—	(33,453)	19,137	96	(14,220)

Transactions with owners
Capital contribution	—	—	—	45	45
Appropriation to reserve	—	6,624	(6,624)	—	—
Dividends paid	—	—	(11,871)	—	(11,871)
Dividends to minority interests	—	—	—	(93)	(93)

Total transactions with owners	—	6,624	(18,495)	(48)	(11,919)

As at 31 December 2008	28,265	84,447	61,235	924	174,871

	Attributable to shareholders
	of the Company
			Retained	Minority
	Share capital	Reserves	earnings	Interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2009	28,265	84,447	61,235	924	174,871
Net profit	—	—	32,881	155	33,036
Other comprehensive income for the period	—	10,745	—	9	10,754

Total comprehensive income	—	10,745	32,881	164	43,790

Transactions with owners
Capital contribution	—	—	—	720	720
Appropriation to reserve	—	7,595	(7,595)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to minority interest	—	—	—	(104)	(104)

Total transactions with owners	—	7,595	(14,096)	616	(5,885)

As at 31 December 2009	28,265	102,787	80,020	1,704	212,776

Commission File Number 001-31914
CONSOLIDATED CASH FLOW STATEMENT — AUDITED
For the year ended 31 December

	2009	2008
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	41,745	19,959

Adjustments for:
Investment income	(38,890)	(44,946)
Net realised and unrealised (gains)/losses on financial assets	(22,693)	13,158
Insurance contracts	155,252	135,284
Depreciation and amortisation	1,560	1,363
Amortisation of premiums and discounts	10	(156)
Loss on foreign exchange and impairments	28	907
Changes in operational assets and liabilities:
Financial assets at fair value through income	6,435	3,977
Receivables and payables	9,917	4,484

Cash generated from operating activities
Income tax paid	(3,995)	(8,583)
Interest received	291	101
Dividends received	40	529

Net cash inflow from operating activities	149,700	126,077

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	95,197	19,594
Maturities of debt securities	25,730	4,187
Sales of equity securities	101,112	59,855
Property, plant and equipment	420	247
Purchases:
Debt securities	(148,559)	(119,989)
Equity securities	(149,523)	(49,480)
Property, plant and equipment	(3,261)	(2,950)
Investment in associate	—	(1,200)
Term deposits, net	(116,711)	(60,095)
Securities purchased under agreements to resell, net	8	5,142
Interest received	34,139	30,378
Dividends received	3,159	9,563
Other	(5,462)	(11,162)

Net cash outflow from investing activities	(163,751)	(115,910)

Commission File Number 001-31914
CONSOLIDATED CASH FLOW STATEMENT — AUDITED (Continued)
For the year ended 31 December

	2009	2008
	RMB million	RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	22,163	11,290
Interest paid	(111)	(437)
Contribution from minority shareholders	720	—
Dividends paid to the Company’s shareholders	(6,501)	(11,871)
Dividends paid to minority interests	(104)	(93)

Net cash inflow/(outflow) from financing activities	16,167	(1,111)

Foreign currency losses on cash and cash equivalents	(4)	(288)

Net increase in cash and cash equivalents	2,112	8,768

Cash and cash equivalents
Beginning of year	34,085	25,317

End of year	36,197	34,085

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	23,640	20,841
Short-term bank deposits	12,557	13,244

Commission File Number 001-31914
SEGMENT INFORMATION
1	Operating segments
The Group operates in four business segments:
(i)	Individual life insurance business
Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts to individuals and assumed individual reinsurance contracts.
(ii)	Group life insurance business
Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities.
(iii)	Short-term insurance business
Short-term insurance business relates primarily to the sale of short-term insurance contracts.
(iv)	Corporate and other business
Corporate and other business relates primarily to income, tax expenses and allocated costs of insurance agency business in respect of the provision of the services to CLIC, share of results of associates, income and expenses of subsidiaries, unallocated incomes and expenditures of the Group.
2	Allocation basis of income and expenses
Investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments. Other income and remaining other operating expenses are allocated to the segment of “Corporate & Others”.
3	Allocation basis of assets and liabilities
Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented among segments respectively.

Commission File Number 001-31914

	For the year ended 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	261,715	190	14,065	—	—	275,970
— Term Life	805	112	—	—	—	—
— Whole Life	37,860	60	—	—	—	—
— Endowment	184,841	—	—	—	—	—
— Annuity	38,209	18	—	—	—	—
Net premiums earned	261,694	189	13,194	—	—	275,077
Investment income	35,693	2,614	408	175	—	38,890
Net realised gains on financial assets	19,522	1,430	222	70	—	21,244
Net fair value gains on assets at fair value through income	1,330	97	16	6	—	1,449
Other income	283	331	—	2,586	(570)	2,630
including: inter-segment revenue	—	—	—	570	(570)	—
Segment revenues	318,522	4,661	13,840	2,837	(570)	339,290

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(74,416)	(442)	—	—	—	(74,858)
Accident and health claims and claim adjustment expenses	—	—	(7,808)	—	—	(7,808)
Increase in insurance contracts liabilities	(154,552)	180	—	—	—	(154,372)
Investment contract benefits	(560)	(1,582)	—	—	—	(2,142)
Policyholder dividends resulting from participation in profits	(13,181)	(1,306)	—	—	—	(14,487)
Underwriting and policy acquisition costs	(20,881)	(113)	(1,877)	(65)	—	(22,936)
Administrative expenses	(13,057)	(779)	(3,236)	(1,647)	—	(18,719)
Other operating expenses	(1,702)	(131)	(387)	(740)	570	(2,390)
including: Inter-segment expenses	(504)	(37)	(6)	(23)	570	—
Statutory insurance fund	(404)	(21)	(112)	—	—	(537)

Segment benefits, claims and expenses	(278,753)	(4,194)	(13,420)	(2,452)	570	(298,249)

Share of results of associates	—	—	—	704	—	704

Segment results	39,769	467	420	1,089	—	41,745

Income tax expenses	—	—	—	(8,709)	—	(8,709)

Net profit/(loss)	39,769	467	420	(7,620)	—	33,036

Attributable to
— shareholders of the Company	39,769	467	420	(7,775)	—	32,881
— minority interests	—	—	—	155	—	155

Unrealised gains/(losses) included in shareholder’s equity	9,953	729	113	(50)	—	10,745

Depreciation and amortisation	1,169	69	289	33	—	1,560

Commission File Number 001-31914

	As at 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets
Financial assets	1,056,319	76,351	11,877	5,609	—	1,150,156
Cash and cash equivalents	32,808	2,401	373	615	—	36,197
Other	701	—	114	8,470	—	9,285

Segment assets	1,089,828	78,752	12,364	14,694	—	1,195,638

Unallocated
Property, plant and equipment						17,467
Other						13,152

Total						1,226,257

Liabilities
Insurance contracts	808,591	632	8,941	—	—	818,164
Financial liabilities
Investment contracts	14,579	52,747	—	—	—	67,326
Securities sold under agreements to repurchase	30,250	2,215	345	743	—	33,553
Other	120	436	—	—	—	556

Segment liabilities	853,540	56,030	9,286	743	—	919,599

Unallocated
Other						93,882

Total						1,013,481

Commission File Number 001-31914

	For the year ended 31 December 2008
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
			(RMB million)

Revenues
Gross written premiums	252,130	340	13,186	—	—	265,656
— Term Life	308	25	—	—	—	—
— Whole Life	35,421	274	—	—	—	—
— Endowment	188,099	—	—	—	—	—
— Annuity	28,302	41	—	—	—	—
Net premiums earned	252,113	339	12,725	—	—	265,177
Investment income	40,407	3,699	524	316	—	44,946
Net realised gains/(losses) on financial assets	(5,355)	(490)	(69)	(50)	—	(5,964)
Net fair value gains/(losses) on assets at fair value through income	(6,382)	(584)	(83)	(145)	—	(7,194)
Other income	605	683	—	2,513	(381)	3,420
including: inter-segment revenue	—	—	—	381	(381)	—
Segment revenues	281,388	3,647	13,097	2,634	(381)	300,385

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(88,507)	(1,152)	—	—	—	(89,659)
Accident and health claims and claim adjustment expenses	—	—	(7,641)	—	—	(7,641)
Increase in insurance contracts liabilities	(135,298)	649	—	—	—	(134,649)
Investment contract benefits	(224)	(1,707)	—	—	—	(1,931)
Policyholder dividends resulting from participation in profits	(1,589)	(82)	—	—	—	(1,671)
Underwriting and policy acquisition costs	(22,127)	(212)	(1,848)	(13)	—	(24,200)
Administrative expenses	(11,347)	(761)	(2,614)	(1,930)	—	(16,652)
Other operating expenses	(2,826)	(273)	(263)	(428)	381	(3,409)
including: Inter-segment expenses	(212)	(19)	(3)	(147)	381	—
Statutory insurance fund	(395)	(28)	(135)	—	—	(558)

Segment benefits, claims and expenses	(262,313)	(3,566)	(12,501)	(2,371)	381	(280,370)

Share of results of associates	—	—	—	(56)	—	(56)

Segment results	19,075	81	596	207	—	19,959

Income tax expenses	—	—	—	(685)	—	(685)

Net profit/(loss)	19,075	81	596	(478)	—	19,274

Attributable to
— shareholders of the Company	19,075	81	596	(615)	—	19,137
— minority interests	—	—	—	137	—	137

Unrealised gains/(losses) included in shareholder’s equity	(30,457)	(2,788)	(395)	188	—	(33,452)

Depreciation and amortisation	1,014	68	248	28	—	1,358

Commission File Number 001-31914

	As at 31 December 2008
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
			(RMB million)

Assets
Financial assets	827,033	74,923	10,606	3,905	—	916,467
Cash and cash equivalents	30,724	2,812	398	151	—	34,085
Other	698	—	77	7,891	—	8,666

Segment assets	858,455	77,735	11,081	11,947	—	959,218

Unallocated
Property, plant and equipment						16,720
Other						11,555

Total						987,493

Liabilities
Insurance contracts	654,037	811	8,017	—	—	662,865
Financial Liabilities
Investment contracts	10,928	54,135	—	—	—	65,063
Securities sold under agreements to repurchase	10,141	928	131	190	—	11,390
Other	48	237	—	—	—	285

Segment liabilities	675,154	56,111	8,148	190	—	739,603

Unallocated
Other						73,019

Total						812,622

Commission File Number 001-31914
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.
1	First-time Adoption of International Financial Reporting Standards (“IFRSs”) and Statement of Compliance
The Group prepared these consolidated financial statements in accordance with all applicable International Financial Reporting Standards (“IFRS”), its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (“SEHK”) and the requirements of the Hong Kong Companies Ordinance.
Prior to 2009, as a listing entity on stock exchanges with different filing requirements, the Group prepared its consolidated financial statements in accordance with the following generally accepted accounting principles (“GAAP”):

Stock Exchange	GAAP

Stock Exchange of Hong Kong	Hong Kong Financial Reporting Standards (“HKFRS”)

New York Stock Exchange	HKFRS with reconciliations to accounting principles generally accepted in the US (“US GAAP”)

Shanghai Stock Exchange	China Accounting Standards (“CAS”)
To improve efficiency in operational and financial reporting processes in compliance with the various filing requirements, the Group adopted IFRS in 2009. These are the Group’s first consolidated financial statements under IFRS. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, 31 December 2009 represents the Group’s first IFRS reporting date.
As a PRC-incorporated entity, the Group maintains statutory books and records on CAS basis. In previous years, the Group carried out period-end journal entry adjustments to derive the consolidated financial statements under HKFRS and the reconciliation to US GAAP. The Group considers CAS to be its Previous GAAP when evaluating applicable transitional exemptions that IFRS 1 permits and elected by the Group.
The Group applied all standards, amendments and interpretations issued by the IASB that were effective as of 31 December 2009. In addition, the Group early adopted IAS 24 Related Party Disclosures (Revised 2009), which was not effective but allowed for early adoption.

Commission File Number 001-31914
The Group is required to determine its IFRS accounting polices and apply them retrospectively to establish its opening balance sheet as of 1 January 2008 under IFRS.
The Group has applied the following exemptions as permitted by IFRS 1:
1.	Property, Plant and Equipment (“PPE”).
As permitted by IFRS 1, property, plant and equipment are stated at ‘deemed cost’, which was determined based on a revaluation to fair value as of 30 June 2003 when the Company was established in preparation for the Company’s IPO. The re-valued amount becomes deemed cost at the date of revaluation. Depreciation was applied from the date of revaluation up to the date of transition to IFRS.
2.	Insurance Contracts
As permitted by IFRS 1 and in accordance with the transitional exemption under IFRS 4, the Group continues to apply existing accounting policies under CAS to account for its insurance contracts. The Group also has the option to make improvements to its policies. In December 2009, the Ministry of Finance (“MoF”) issued a new guidance to insurance contract accounting under CAS which modifies the recognition and measurement insurance contracts on a retrospective basis. Before the adoption of this guidance, as accepted by MoF, the Group accounts for insurance contracts that transfer “insurance risk” in accordance with statutory requirements on actuarial reserving methodologies and assumptions as promulgated by Chinese Insurance Regulatory Commission (“CIRC”). Upon the adoption of the guidance, the Group is required to 1) recognize insurance premiums/benefits only from the contracts that transfer “significant insurance risks”; 2) value insurance reserves based on expected future net cash flows from guaranteed benefits, non-guaranteed benefits, expenses, premiums and other charges with considerations of margin and discounting effects. CIRC guidance remains applicable for PRC regulatory reporting such as solvency calculation.

Commission File Number 001-31914
(1)	The reconciliations of total assets, liabilities, equity and net profit between CAS(before adoption of MoF new guidance) and CAS(after adoption of MoF new guidance) are as follows:

	As at 31 December 2008
	Assets	Liabilities	Equity
	RMB million	RMB million	RMB million

Under CAS (before adoption of MoF new guidance)	990,164	854,283	135,881

Insurance contracts	16	(52,004)	52,020
Tax implication	(2,661)	10,343	(13,004)
Share of insurance associate, net of tax	(26)	—	(26)

Under CAS (after adoption of MoF new guidance)	987,493	812,622	174,871

	As at 1 January 2008
	Assets	Liabilities	Equity
	RMB million	RMB million	RMB million

Under CAS (before adoption of MoF new guidance)	894,601	723,512	171,089

Insurance contracts	(260)	(40,155)	39,895
Tax implication	—	9,973	(9,973)
Share of insurance associate, net off tax	(1)	—	(1)

Under CAS (after adoption of MoF new guidance)	894,340	693,330	201,010

For the year end
31 December 2008
Net profit
RMB million

Under CAS (before adoption of MoF new guidance)	10,205

Insurance contracts	12,125
Tax implication	(3,031)
Share of insurance associate, net of tax	(25)

Under CAS (after adoption of MoF new guidance)	19,274

Upon adoption of IFRS, there are no reconciling differences between CAS(after adoption of MoF new guidance) and IFRS on the equity as of January 1, 2008, its transition date to IFRS, or as of and for the year ended December 31, 2008.

Commission File Number 001-31914
(2)	The reconciliations of equity and net profit between HKFRS and IFRS are as follows:
The impacts on the Group’s previously stated equity as of 31 December and 1 January 2008 and the Group’s previous stated net profits under HKFRS as the result of first-time adoption of IFRS are as follow:

			Net profit
	Equity		For the
	As at	As at	year end
	31 December	1 January	31 December
	2008	2008	2008
	RMB million	RMB million	RMB million

Under HKFRS	181,573	206,376	21,414

Adjustments:
PPE	1,239	1,344	(105)
Insurance contracts	(9,881)	(8,498)	(2,465)
Tax implication	2,154	1,789	643
Share of insurance associate, net of tax	(214)	(1)	(213)

Upon first-time adoption of IFRS	174,871	201,010	19,274

(a)	Property, plant and equipment
Under HKFRS, PPE re-valued on 30 June 2003 when the Company was established are stated at historic cost in accordance with HKFRS 16, while under IFRS, these assets are stated at deemed cost as permitted by an exemption under IFRS 1.
(b)	Insurance contracts
Under HKFRS, contracts issued by the Group are classified as short-term insurance contracts, long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with discretionary participating features (“DPF”) and investment contracts without DPF.
For short-term insurance contracts, premiums/benefits are recognized as revenue/ expenses and liabilities arising from these contracts including unearned premium reserves which represent the portion of premiums written relating to the unexpired terms of coverage and claims/claims adjustment expenses reserves which represent the estimates of future payments of reported and unreported claims for losses and related expenses.

Commission File Number 001-31914
For long-term traditional insurance contracts, premiums/benefits are recognized as revenue/expenses and liabilities arising from these contracts are recognized and measured based on relevant valuation methodologies and actuarial assumptions as to mortality, persistency, expenses, withdrawals and investment returns.
For long-term investment type insurance contracts and investment contracts with DPF, which are also considered as insurance contracts under HKFRS 4, the liabilities are recognized as accumulation of deposits received less charges plus interests credited. Revenues from these contracts consist of various charges including policy fee and cost of insurance.
For investment contracts without DPF, which are not considered to be insurance contracts under HKFRS4, the liabilities are accounted for as a financial liabilities.
The costs of acquiring new and renewal business are deferred and amortized.
Under IFRS, contracts issued by the Group are classified as investment contracts and insurance contracts. Insurance contracts include short-term insurance contracts and long-term insurance contracts.
For short-term insurance contracts, premiums/benefits are recognized as revenue/ expenses. Liabilities arising from these contracts including unearned premium reserves which represent the portion of premiums written net of certain acquisition cost relating to the unexpired terms of coverage. Claims and claims adjustment expenses reserves which represent the estimates of future payments of reported and unreported claims for losses and associated expenses, with the consideration of applicable margin.
For long-term insurance contracts, premiums/benefits are recognized as revenue/ expenses. The reserve of long-term insurance contracts represents the present value of future payouts that will be required to fulfil the contractual obligations, taking account of margin. These reserves are based on various assumptions at the end of each reporting period, including mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption.
Revenue from investment contracts is policy fee income and the liabilities are recognized as financial liabilities
The accounting policies for recognition and measurement of insurance contracts, investment contracts and their revenue are described in Note “Insurance contracts and investment contracts” and “Revenue recognition” in the financial statement.
The Group also modified its presentation in the consolidated statements of cash flows to comply with the requirements of IAS 7 Statement of Cash Flows. Cash flows related to investment contracts are now presented as operating and not financing activities.

Commission File Number 001-31914
2	Basis of preparation
The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for- sale financial assets, insurance contract liabilities and certain PPE at deemed cost. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements.
All amounts in the notes are shown in million of Chinese Renminbi (“RMB”), rounded to the nearest million, unless otherwise stated.
New accounting standards, amendments and interpretations pronouncements
The IASB issued the following standards, amendments and interpretations that are not yet effective. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have a future impact upon the Group’s financial statements have been discussed.
•	IFRS 2 (amendments) ‘Group cash-settled share-based payment transactions’

•	IFRS 3 (revised) ‘Business combinations’

•	IFRS 5 (amendment) ‘Measurement of non-current assets (or disposal Groups) classified as held for sale’

•	IFRS 9 ‘Financial instruments’

•	IAS 1 (amendment) ‘Presentation of financial statements’

•	IAS 27 (revised) ‘Consolidated and separate financial statements’

•	IAS 32 (amendment) ‘Classification of rights issues’

•	IAS 38 (amendment) ‘Intangible Assets’

•	IFRIC 17 ‘Distribution of non-cash assets to owners’

•	IFRIC 18 ‘Transfers of assets from customers’
The Group is in the process of making an assessment of the impact of the new accounting standards, amendments and interpretations

Commission File Number 001-31914
EMBEDDED VALUE
ASSUMPTIONS
Economic assumptions:
The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.6% in 2009 and grading to 5.35% in 2012, rising to 5.5% in 2013 (remaining level thereafter). An average of 15% from 2009 to 2016, and 13% in 2017 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.
Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.
SUMMARY OF RESULTS
The embedded value as at 31 December, 2009, and the value of one year’s sales for the 12 months to 31 December, 2009, and their corresponding results in 2008 are shown below.
Table 1
Components of Embedded Value and Value of One Year’s Sales (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

ITEM	2009	2008

A Adjusted Net Worth	159,948	137,816
B Value of In-Force Business before Cost of Solvency Margin	149,387	122,898
C Cost of Solvency Margin	(24,106)	(20,626)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	125,282	102,271
E Embedded Value (A + D)	285,229	240,087
F Value of One Year’s Sales before Cost of Solvency Margin	21,352	17,528
G Cost of Solvency Margin	(3,638)	(3,604)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	17,713	13,924

Note:	Numbers may not be additive due to rounding.

Commission File Number 001-31914
MOVEMENT ANALYSIS
The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.
Table 2
Analysis of Embedded Value Movement in the Year of 2009 (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

ITEM	RMB MILLION

A Embedded Value at Start of Year	240,087
B Expected Return on Embedded Value	21,123
C Value of New Business in the Period	17,713
D Operating Experience Variance	(560)
E Investment Experience Variance	19,590
F Methodology, Model and Assumptions Changes	(1,155)
G Market Value Adjustment	(4,283)
H Exchange Gains or Losses	(28)
I Shareholder Dividend Distribution	(6,500)
J Other	(757)
K Embedded Value as at 31 Dec 2009 (sum A through J)	285,229

Notes: 1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:
B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2009 plus the expected return on investments supporting the 2009 opening net worth.

C	Value of new business sales in 2009.

D	Reflects the difference between actual experience in 2009 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2009.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of year 2009 to the end of 2009, and other related adjustments.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2009.

J	Other miscellaneous items.

Commission File Number 001-31914
SENSITIVITY TESTING
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.
Table 3

Sensitivity Results (RMB million)
Scenarios 1-16: Assuming the method	VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
to determine taxable income for 2009	BUSINESS AFTER COST OF	SALES AFTER COST OF
and thereafter was the same as that in 2008	SOLVENCY MARGIN	SOLVENCY MARGIN

Base case scenario	125,282	17,713
1. Risk discount rate of 11.5%	118,536	16,706
2. Risk discount rate of 10.5%	132,544	18,800
3. 10% increase in investment return	148,993	20,492
4. 10% decrease in investment return	101,664	14,958
5. 10% increase in expenses	123,264	16,211
6. 10% decrease in expenses	127,297	19,215
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	123,782	17,581
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	126,802	17,847
9. 10% increase in lapse rates	123,681	17,461
10. 10% decrease in lapse rates	126,962	17,974
11. 10% increase in morbidity rates	123,562	17,546
12. 10% decrease in morbidity rates	127,016	17,882
13. 10% increase in claim ratio of short term business	125,029	17,200
14. 10% decrease in claim ratio of short term business	125,534	18,227
15. Solvency margin at 150% of statutory minimum	113,229	15,894
16. Using 2008 EV assumptions	126,117	17,994
17. Projected taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	120,004	17,227

	Adjusted Net Worth

Base Case Scenario	159,948
18. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” for 2009	156,112

Note:	Scenarios 17 and 18 reflect the sensitivity to a different approach in determining the taxable income.

Commission File Number 001-31914
CORPORATE GOVERNANCE
During the year 2009, the Company complied with all the code provisions under the Code on Corporate Governance Practices published by The Stock Exchange of Hong Kong Limited.
PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SHARE
During the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.
ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES
The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Tuesday, 4 May 2010 to Friday, 4 June 2010 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Monday, 3 May 2010.
RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT LEGAL PERSONS, AND CLOSURE OF SHARE REGISTER OF MEMBERS FOR H SHARES
The Board of Directors has recommended a final dividend of RMB0.70 per share (inclusive of tax), amounting to a total of approximately RMB19,785 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Friday, 4 June 2010. If approved, the final dividend is expected to be paid on Tuesday, 24 August 2010 to the H Share shareholders whose names appear on the H Share register of members of the Company on Friday, 4 June 2010.
According to the ‘Law on Corporate Income Tax of the People’s Republic of China’ and its implementing rules which came into effect on 1 January 2008 and other relevant rules, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2009 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.
The H Share register of members of the Company will be closed from Tuesday, 4 May 2010 to Friday, 4 June 2010 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Monday, 3 May 2010.

Commission File Number 001-31914
The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2009 final dividend to its A Share shareholders.
REVIEW OF ACCOUNTS
The Audit Committee of the Company has reviewed the Company’s consolidated financial statements for the year ended 31 December 2009, including the accounting principles and practices in conjunction with the Company’s external auditors.
PUBLICATION OF ANNUAL REPORT
The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.
This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.
As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent Non-executive Directors:	Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji,
Mr. Bruce Douglas Moore

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman
Beijing, China, 7 April 2010